Kutak Rock LLP

The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103

office 402.346.6000

December 18, 2019

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-0306

Re:                             Siouxland Renewable Holdings, LLC
Offering Statement on Form 1-A filed November 15, 2019
File No. 024-11116

Ladies and Gentlemen:

On behalf of Siouxland Renewable Holdings, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registrant’s Offering Statement on Form 1-A, which reflects changes from the original Offering Statement filed with the Commission on November 15, 2019.

Set forth below in italics are your comments on the original Offering Statement that were contained in the staff’s letter to Mr. Nicholas Bowdish, dated December 13, 2019, followed in each case by our response, and our responses are numbered to correspond to the numbers of the comments in the staff’s comment letter.  Capitalized terms used herein without definition have the same meanings as provided in the Offering Statement unless otherwise noted.

Offering Statement on Form 1-A

Summary, page 2

Comment No. 1:

With respect to the Funding Milestones, please quantify the amount needed to satisfy the condition regarding the entry into binding agreements to provide additional capital.

Response No. 1:

We have revised the subsection entitled “Use of Proceeds” to quantify the amount of additional debt or equity capital the Company expects it will need to satisfy the Funding Milestones and have made a corresponding change under the heading “USE OF PROCEEDS” in the body of the Offering Circular.

Comment No. 2:

Revise the Summary to highlight the disclosure on page 14 concerning your expectation that the company will be taxed as a partnership and, if correct, that all profits and losses would pass through to unit purchasers.

Response No. 2:

We have added a new subsection to the Summary entitled “Tax Treatment” stating that the Company will be treated as a partnership for federal income tax purposes and, as a result, all of its profits and losses will pass-through to its Members who will report their share of these profits and losses on their own income tax returns.

Comment No. 3:

Please revise the use of proceeds summary on pages 2-3 to highlight the $75 million and $115 million disclosures contained on page 30.

Response No. 3:

As noted in our response to comment 1 above, the subsection entitled “Use of Proceeds” has been revised to indicate that the Company expects to need up to $75,000,000 in order to purchase a corn ethanol plant meeting its investment criteria and to fund its initial working capital needs.  We have added a new subsection to the Summary entitled “Funding of Capital Improvements” that highlights the $115,000,000 of total funding the Company expects that it will need to purchase the plant, provide for initial working capital and to fund a program of capital improvements at any ethanol plant that it does purchase.

Risk Factors, page 4

Comment No. 4:

Please revise to add risk factor disclosure concerning potential conflicts of interest between the company, Siouxland Ethanol LLC and some of the company’s officers and directors who also are executives and serve on boards of companies in the same industry as you, or advise why disclosure is not required.

Response No. 4:

We have added a new risk factor addressing potential conflicts of interest between the Company, Siouxland Ethanol and some of the Company’s officers and directors who also are executives and serve on the boards of companies in the same industry.

Description of the Business, page 20

Comment No. 5:

We note your disclosure on page 20 referencing your strategy to deliver an average annual return on investment over a ten-year period. To the extent that you retain this disclosure, please revise to clarify (i) whether you currently plan for losses in early years and (ii) that a total loss of investment is possible.

Response No. 5:

We have added additional disclosure stating that the returns realized by the Company may be less than the ten-year average return that the Company has targeted, and that the Company could operate at a loss at any time during this period.  We have also added disclosure stating that if the Company is unable to operate profitably, it could eventually cause the Company to cease operations, which could result in a complete loss of all investors’ equity capital in the Company.

Plan of Operations, page 30

Comment No. 6:

Please state whether management can waive or modify any of the investment criteria specified in this Offering Circular with respect to the purchase of an existing corn ethanol plant. Also disclose, if known, approximately how many existing facilities satisfy each of the three criteria.

Response No. 6:

We have added a statement here and elsewhere in the Offering Circular where the investment criteria are described that the Company will not waive or modify its stated investment criteria.  We have also added a statement as to the Company’s belief as to the approximate number of existing corn ethanol plants that meet its investment criteria.

Exhibit 11, page Ex. 11

Comment No. 7:

Please ensure your auditors appropriately date their consent as required by Item 11(b) of Item 17 of Form 1-A.

Response No. 7:

The auditor’s consent attached as Exhibit 11 has been appropriately dated.

We trust that the foregoing adequately responds to the staff’s comments.  Please feel free to contact me at (402) 231-8721 or Ed Gonzales at (402) 231-8734 if you need anything further in connection with this matter.

Sincerely,

/s/ Steven P. Amen
Steven P. Amen

Enclosures

cc:           Nicholas Bowdish